                                                                      EXHIBIT 12

     FIRST DATA CORPORATION
     COMPUTATION OF
     RATIO OF EARNINGS TO FIXED CHARGES
     (Dollars in Millions)

                                             Three months ended September 30,                 Nine months ended September 30,
                                        --------------------------------------------     -------------------------------------------
                                               2001                    2000                    2001                    2000
                                        -------------------     --------------------     ------------------     --------------------
Earnings:
   Income before income taxes                 $ 195.2(1)              $ 443.5(2)               $ 804.9(3)            $    975.4(4)
   Interest expense                              28.2                    26.1                     91.0                     65.4
   Other adjustments                             12.6                    11.9                     37.1                     35.0
                                        -------------------     --------------------     ------------------     --------------------

Total earnings (a)                            $ 236.0                 $ 481.5                  $ 933.0               $  1,075.8
                                        ===================     ====================     ==================     ====================

Fixed charges:
   Interest expense                           $  28.2                 $  26.1                  $  91.0               $     65.4
   Other adjustments                             12.6                    11.9                     37.1                     35.0
                                        -------------------     --------------------     ------------------     --------------------

Total fixed charges (b)                       $  40.8                 $  38.0                  $ 128.1               $    100.4
                                        ===================     ====================     ==================     ====================

Ratio of earnings to fixed
   charges (a/b)                                 5.78                   12.67                     7.28                    10.72

     (1) Includes restructuring, business divestiture and impairment charges of $185.9 million. The pro forma ratio of earnings to fixed charges without these charges would have been 10.34 for the quarter ended September 30, 2001.

     (2) Includes a net gain from restructuring and business divestiture activities of $112.9 million. The pro forma ratio of earnings to fixed charges without this gain would have been 9.70 for the quarter ended September 30, 2000.

     (3) Includes restructuring, business divestiture and impairment charges of $180.2 million. The pro forma ratio of earnings to fixed charges without these charges would have been 8.69 for the nine months ended September 30, 2001.

     (4) Includes a net gain from restructuring and business divestiture activities of $100.6 million. The pro forma ratio of earnings to fixed charges without this gain would have been 9.71 for the nine months ended September 30, 2000.

     For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.

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